Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of an Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 (the “Amendment”). The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, and the Amendment is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004. Both the Merger Agreement and the Amendment are incorporated by reference into this filing.

     On November 4, 2004, Camden issued a press release reporting its financial results for the quarter ended September 30, 2004. The press release has been filed by Camden on Form 8-K. The text of the press release is as follows:

CAMDEN PROPERTY TRUST ANNOUNCES
THIRD QUARTER 2004 OPERATING RESULTS

Houston, TEXAS (November 4, 2004) — Camden Property Trust (NYSE: CPT) announced that its net income (“EPS”) for the third quarter of 2004 was $5.8 million or $0.14 per diluted share compared to $5.9 million or $0.14 per diluted share for the same period in 2003. For the nine months ended September 30, 2004, EPS totaled $22.8 million or $0.54 per diluted share compared to $20.2 million or $0.49 per diluted share for the same period in 2003.

Funds from operations (“FFO”) for the third quarter of 2004 totaled $0.76 per diluted share or $33.6 million, as compared to $0.76 per diluted share or $32.9 million reported for the same period in 2003. FFO for the three months ended September 30, 2004 included a charge of $0.7 million or $0.02 per diluted share related to the redemption of $35.5 million of Series C preferred units. FFO for the nine months ended September 30, 2004 totaled $2.38 per diluted share or $105.5 million, as compared to $2.30 per diluted share or $98.9 million reported for the same period in 2003. FFO for the nine months ended September 30, 2004 included $1.7 million or

$0.04 per diluted share related to insurance proceeds received for lost rents related to a fire in one of Camden’s communities in 2000, a $0.9 million or $0.02 per diluted share gain associated with the sale of an e-commerce investment that had previously been written off, and a $0.7 million or $0.02 per diluted share charge related to the redemption of $35.5 million of Series C preferred units. 2003 FFO has been adjusted from amounts previously reported to include gains on sale of undepreciated property in accordance with the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. A reconciliation of net income to FFO is included in the financial tables accompanying this press release.

Physical occupancy levels averaged 94.8% during the third quarter of 2004 as compared to 94.3% in the second quarter of 2004 and 94.4% in the third quarter of 2003. For the 44,481 apartment homes included in “same-property” results, third quarter 2004 revenues increased 0.5% while operating expenses increased 2.5%, producing a 0.9% decline in same-property net operating income (“NOI”) compared to the third quarter of 2003. On a sequential basis, third quarter 2004 same-property NOI declined 1.7% compared to second quarter 2004, with revenues increasing 0.5% and expenses increasing 3.6% compared to the prior quarter. On a year-to-date basis, 2004 same-property NOI increased 0.5%, with a revenue increase of 1.4% and expense growth of 2.6% compared to the same period in 2003. A reconciliation of net income to net operating income and same-property net operating income is included in the financial tables accompanying this press release.

Leasing continued at Camden Harbor View in Long Beach, CA during the quarter, and that community is currently 84% leased and 82% occupied. Construction continued on Camden Westwind in Ashburn, VA, Camden Lago Vista in Orlando, FL and Camden Farmers Market II in Dallas, TX, with initial occupancies expected at all three communities during early to mid-2005. Camden Westwind is being developed in a joint venture format, with Camden retaining a 20% ownership interest. In addition, construction and leasing was completed during the quarter on an additional phase at Camden Miramar in Corpus Christi, TX, which added 126 student housing units to the existing community.

During the quarter, the Company issued $100 million of 4.70% senior unsecured notes, retired $58.2 million of 7.29% secured mortgage debt, and redeemed $35.5 million of its 8.25% Series C preferred units. Original issuance costs of $0.7 million were expensed in connection with the redemption of the Series C preferred units.

As previously announced, on October 4, 2004, Camden and Summit Properties Inc. executed a definitive merger agreement pursuant to which Summit will be merged with and into a wholly owned subsidiary of Camden. The transaction is currently expected to close in the first quarter of 2005.

Camden expects 2004 FFO between $3.18 and $3.30 per diluted share and 2004 EPS between $0.66 and $0.78 per diluted share, excluding any future gains from potential property sales. For 2004, 12 research analysts have contributed FFO estimates on CPT to First Call ranging from $3.18 to $3.27 per diluted share, for a mean of $3.24 per diluted share. The Company also provided guidance for the fourth quarter of 2004 of $0.80 to $0.92 per diluted share for FFO and $0.12 to $0.24 per diluted share for EPS. Camden updates its earnings guidance to the market on a quarterly basis. A reconciliation of expected net income to expected FFO is included in the financial tables accompanying this press release.

The Company will hold a conference call on Friday, November 5, 2004 at 11:00 AM Central Time to review its third quarter results and discuss its outlook for future performance. To participate in the call, please dial (800) 901-5241 (domestic) or (617) 786-2963 (international) by 10:50 AM Central Time and request the Camden Property Trust Third Quarter Earnings Call, Conference Passcode #53493631, or join the live webcast of the conference call by accessing the Investor Relations section of the Company’s website at www.camdenliving.com. Supplemental financial information is available in the Investor Relations section of the Company’s website or by calling Camden’s Investor Relations Department at (800) 922-6336.

In addition to historical information, this press release contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which Camden operates, management’s beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. Camden owns interests in and operates 145 properties containing 52,008 apartment homes in the Sunbelt and Midwestern markets from Florida to California. Upon completion of three properties under development, the Company’s portfolio will increase to 53,122 apartment homes in 148 properties.

For additional information, please contact Camden’s Investor Relations Department at (800) 922-6336 or (713) 354-2787 or access our website at http://www.camdenliving.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAMDEN	OPERATING RESULTS
(In thousands, except per share and property data amounts)

(Unaudited)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
OPERATING DATA
Revenues
Rental revenues	$96,937	$93,588	$289,212	$275,289
Other property revenues	9,047	8,790	26,268	25,237

Total property revenues	105,984	102,378	315,480	300,526

Development and construction fees	1,516	1,521	5,348	4,114
Management fees	446	423	1,291	1,288
Other revenues	1,917	802	7,999	3,447

Total revenues	109,863	105,124	330,118	309,375
Expenses
Property operating and maintenance	33,537	31,661	95,507	89,815
Real estate taxes	11,604	11,203	34,953	33,448

Total property expenses	45,141	42,864	130,460	123,263

Property management	2,901	2,533	8,512	7,494
Fee and asset management	850	598	2,845	3,229
General and administrative	4,074	3,878	12,400	11,926
Other expenses	—	—	—	1,389
Interest	19,305	18,584	59,701	55,459
Amortization of deferred financing costs	767	658	2,250	1,923
Depreciation	27,149	26,353	80,299	78,699

Total expenses	100,187	95,468	296,467	283,382

Income before gain on sale of land, impairment loss on land held for sale, equity in income of joint ventures and minority interests	9,676	9,656	33,651	25,993
Gain on sale of land	—	89	1,255	2,171
Impairment loss on land held for sale	—	—	(1,143)	—
Equity in income of joint ventures	93	4	259	3,152
Income allocated to minority interests
Distributions on perpetual preferred units	(2,664)	(3,218)	(8,350)	(9,654)
Original issuance costs on redeemed perpetual preferred units	(745)	—	(745)	—
Income allocated to common units	(553)	(593)	(2,078)	(1,482)

Net income	$5,807	$5,938	$22,849	$20,180

FUNDS FROM OPERATIONS
Net income	$5,807	$5,938	$22,849	$20,180
Real estate depreciation	26,741	25,844	78,987	77,129
Adjustments for unconsolidated joint ventures	523	529	1,570	1,588
(Gain) on sale of properties held in joint ventures	—	—	—	(1,436)
Income allocated to common units	553	593	2,078	1,482

Funds from operations — diluted	$33,624	$32,904	$105,484	$98,943

PER SHARE DATA
Net income — basic	$0.14	$0.15	$0.57	$0.51
Net income — diluted	0.14	0.14	0.54	0.49
Funds from operations — diluted	0.76	0.76	2.38	2.30
Cash distributions	0.64	0.64	1.91	1.91
Weighted average number of common and common equivalent shares outstanding:
Basic	40,377	39,290	40,234	39,224
Diluted	42,574	41,465	42,381	41,170
FFO — diluted	44,449	43,343	44,257	43,050
PROPERTY DATA
Total operating properties (end of period) (a)	145	144	145	144
Total operating apartment homes in operating properties (end of period) (a)	52,008	51,344	52,008	51,344
Total operating apartment homes (weighted average)	47,192	46,581	47,039	46,237

(a) Includes joint venture investments.

Note: Please refer to pages 6 and 7 for definitions and reconciliations of all non-GAAP financial measures presented in this document.

CAMDEN	BALANCE SHEETS
(In thousands)

(Unaudited)	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2004	2004	2004	2003	2003

ASSETS
Real estate assets, at cost
Land	$406,760	$406,626	$404,113	$400,490	$397,006
Buildings and improvements	2,583,555	2,573,099	2,538,193	2,499,214	2,462,252

	2,990,315	2,979,725	2,942,306	2,899,704	2,859,258
Accumulated depreciation	(680,184)	(653,581)	(627,808)	(601,688)	(575,459)

Net operating real estate assets	2,310,131	2,326,144	2,314,498	2,298,016	2,283,799
Properties under development, including land	174,351	163,326	156,466	189,119	236,529
Investment in joint ventures	10,076	10,371	10,754	11,033	9,994
Land held for sale	1,800	1,800	1,800	—	—

Total real estate assets	2,496,358	2,501,641	2,483,518	2,498,168	2,530,322
Accounts receivable — affiliates	30,434	29,981	28,984	25,997	7,141
Notes receivable
Affiliates	10,010	9,665	9,335	9,017	—
Other	53,599	48,333	41,685	41,416	24,289
Other assets, net(a)	49,804	48,063	42,922	40,951	39,497
Cash and cash equivalents	2,465	1,922	3,836	3,357	2,341
Restricted cash	4,259	4,841	6,794	6,655	4,058

Total assets	$2,646,929	$2,644,446	$2,617,074	$2,625,561	$2,607,648

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Notes payable
Unsecured	$1,435,197	$1,332,216	$1,291,074	$1,277,879	$1,248,852
Secured	170,129	229,423	230,622	231,798	232,953
Accounts payable	28,794	31,309	26,112	26,150	24,025
Accrued real estate taxes	32,732	21,935	14,165	27,407	31,444
Accrued expenses and other liabilities	48,192	43,957	54,397	50,111	51,266
Distributions payable	30,331	31,038	30,974	30,946	30,698

Total liabilities	1,745,375	1,689,878	1,647,344	1,644,291	1,619,238
Commitments and contingencies
Minority interests
Perpetual preferred units	115,060	149,815	149,815	149,815	149,815
Common units	43,881	44,884	45,711	46,570	47,382

Total minority interests	158,941	194,699	195,526	196,385	197,197
Shareholders’ equity
Common shares of beneficial interest	486	485	484	483	481
Additional paid-in capital	1,346,040	1,344,366	1,340,564	1,330,512	1,321,103
Distributions in excess of net income	(353,996)	(333,416)	(314,720)	(297,808)	(281,256)
Unearned restricted share awards	(14,069)	(15,384)	(15,937)	(11,875)	(12,667)
Treasury shares, at cost	(235,848)	(236,182)	(236,187)	(236,427)	(236,448)

Total shareholders’ equity	742,613	759,869	774,204	784,885	791,213

Total liabilities and shareholders’ equity	$2,646,929	$2,644,446	$2,617,074	$2,625,561	$2,607,648

(a) includes net deferred charges of:	$8,917	$8,756	$9,313	$9,558	$8,691

CAMDEN	NON-GAAP FINANCIAL MEASURES
DEFINITIONS & RECONCILIATIONS
(In thousands, except per share amounts)

(Unaudited)

This document contains certain non-GAAP financial measures that management believes are useful in evaluating an equity REIT’s performance. Camden’s definitions and calculations of non-GAAP financial measures may differ from those used by other REITs, and thus may not be comparable. The non-GAAP financial measures should not be considered as an alternative to net income as an indication of our operating performance, or to net cash provided by operating activities as a measure of our liquidity.

FFO

The National Association of Real Estate Investment Trusts (“NAREIT”) currently defines FFO as net income computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains or losses from of depreciable operating property sales, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Camden’s definition of diluted FFO also assumes conversion of all dilutive convertible securities, including minority interests, which are convertible into common equity. The Company considers FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions of operating properties and excluding depreciation, FFO can help one compare the operating performance of a company’s real estate between periods or as compared to different companies. A reconciliation of net income to FFO is provided below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003 (a)	2004	2003 (a)
Net income	$5,807	$5,938	$22,849	$20,180
Real estate depreciation	26,741	25,844	78,987	77,129
Adjustments for unconsolidated joint ventures	523	529	1,570	1,588
(Gain) on sale of properties held in joint ventures	—	—	—	(1,436)
Income allocated to common units	553	593	2,078	1,482

Funds from operations — diluted	$33,624	$32,904	$105,484	$98,943

Weighted average number of common and common equivalent shares outstanding:
EPS diluted	42,574	41,465	42,381	41,170
FFO diluted	44,449	43,343	44,257	43,050
Net income per common share — diluted	$0.14	$0.14	$0.54	$0.49
FFO per common share — diluted	$0.76	$0.76	$2.38	$2.30

(a)	FFO for the three months ended and nine months ended September 30, 2003 previously included a reduction of $0.1 million and $2.2 million respectively from gains on sales of undepreciated property. We have adjusted FFO to include these types of gains as they currently do not meet NAREITs definition of gains that should be adjusted from net income in calculating FFO.

Expected FFO

Expected FFO is calculated in a method consistent with historical FFO, and is considered an appropriate supplemental measure of expected operating performance when compared to expected net income (EPS). A reconciliation of the ranges provided for expected net income per diluted share to expected FFO per diluted share is provided below:

	4Q04 Range		2004 Range
	Low	High	Low	High
Expected net income per share — diluted	$0.12	$0.24	$0.66	$0.78
Expected real estate depreciation	0.64	0.64	2.42	2.42
Expected adjustments for unconsolidated joint ventures	0.02	0.02	0.05	0.05
Expected income allocated to common units	0.02	0.02	0.06	0.06

Expected FFO per share — diluted	$0.80	$0.92	$3.18	$3.30

Note: This table contains forward-looking statements. Please see the paragraph regarding forward-looking statements on page 2 of this document.

CAMDEN	NON-GAAP FINANCIAL MEASURES
DEFINITIONS & RECONCILIATIONS
(In thousands, except per share amounts)

(Unaudited)

Net Operating Income (NOI)

NOI is defined by the Company as total property income less property operating and maintenance expenses less real estate taxes. The Company considers NOI to be an appropriate supplemental measure of operating performance to net income because it reflects the operating performance of our communities without allocation of corporate level property management overhead or general and administrative costs. A reconciliation of net income to net operating income is provided below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income	$5,807	$5,938	$22,849	$20,180
Development and construction fees	(1,516)	(1,521)	(5,348)	(4,114)
Management fees	(446)	(423)	(1,291)	(1,288)
Other revenues	(1,917)	(802)	(7,999)	(3,447)
Property management expense	2,901	2,533	8,512	7,494
Fee and asset management expense	850	598	2,845	3,229
General and administrative expense	4,074	3,878	12,400	11,926
Other expenses	—	—	—	1,389
Interest expense	19,305	18,584	59,701	55,459
Amortization of deferred financing costs	767	658	2,250	1,923
Depreciation	27,149	26,353	80,299	78,699
Gain on sale of land	—	(89)	(1,255)	(2,171)
Impairment loss on land held for sale	—	—	1,143	—
Equity in income of joint ventures	(93)	(4)	(259)	(3,152)
Distributions on perpetual preferred units	2,664	3,218	8,350	9,654
Original issuance costs on redeemed perpetual preferred units	745	—	745	—
Income allocated to common units	553	593	2,078	1,482

Net Operating Income (NOI)	$60,843	$59,514	$185,020	$177,263
“Same Property” net operating income	$55,855	$56,347	$170,754	$169,903
Non-“Same Property” net operating income	3,973	2,789	11,669	6,874
Development and Lease-Up net operating income	1,012	356	2,617	466
Dispositions / Other net operating income	3	22	(20)	20

Net Operating Income (NOI)	$60,843	$59,514	$185,020	$177,263

EBITDA

EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization, including net operating income from discontinued operations, excluding equity in income of joint ventures, gain on sale of real estate assets, and income allocated to minority interests. The Company considers EBITDA to be an appropriate supplemental measure of operating performance to net income because it represents income before non-cash depreciation and the cost of debt, and excludes gains or losses from property dispositions. A reconciliation of net income to EBITDA is provided below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income	$5,807	$5,938	$22,849	$20,180
Interest expense	19,305	18,584	59,701	55,459
Amortization of deferred financing costs	767	658	2,250	1,923
Depreciation	27,149	26,353	80,299	78,699
Distributions on perpetual preferred units	2,664	3,218	8,350	9,654
Original issuance costs on redeemed perpetual preferred units	745	—	745	—
Income allocated to common units	553	593	2,078	1,482
Gain on sale of land	—	(89)	(1,255)	(2,171)
Impairment loss on land held for sale	—	—	1,143	—
Equity in income of joint ventures	(93)	(4)	(259)	(3,152)

EBITDA	$56,897	$55,251	$175,901	$162,074